10-3-94 General Reporting Rules 2018-E
                           UNITED STATES OMB APPROVAL

            SECURITIES AND EXCHANGE COMMISSION OMB Number: 3235-0058
                             Washington, D.C. 20549
 Estimated average burden
 Hours per response..........2.50
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):     [x ] Form 10-KSB    [    ] Form 20-F   [    ] Form 11-K
 [   ]  Form 10-QSB   [    ] Form N-SAR

                  For Period Ended:     June 30,2000
                                   -----------------
                  [   ] Transition Report on Form 10-K
                  [   ] Transition Report on Form 20-F
                  [   ] Transition Report on Form 11-K
                  [   ] Transition Report on Form 10-Q
                  [   ] Transition Report on Form N-SAR
                  For the Transition Period Ended:
 ----------------------------------------------------------------------

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I--REGISTRANT INFORMATION

 .DIGITAL CREATIVE DEVELOPMENT CORPORATION   .
Full Name of Registrant

ARTHUR TREACHER'S, INC
--------------------------------------------------------------------
Former Name if Applicable

7400 BAYMEADOWS WAY, SUITE 300
Address of Principal Executive Office (Street and Number)

JACKSONVILLE, FLORIDA 32256
City, State and Zip Code

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

 [     ]        (a)      The reasons described in reasonable
                           detail on Part III of this form could not be
                           eliminated without
                           unreasonable effort or expense;
 [ X  ]         (b)      The subject annual report, semi-annual
                           report, transition report on Form 10-K, Form 20-F,
                           11-K, Form
                           N-SAR, or portion thereof, will be filed on or before
                           the fifteenth  calendar day following the  prescribed
                           due  date;  or  the  subject   quarterly   report  of
                           transition  report on Form 10-Q,  or portion  thereof
                           will be filed on or  before  the fifth  calendar  day
                           following the prescribed due date; and
   [     ]        (c)      The accountant's statement or other
                           exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail why the Form 10-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period, (Attach Extra Sheets if Needed)

         The Form 10-KSB could not be filed within the prescribed time period because the Companyrestructured certain operations in the past fiscal year and established certain subsidiaries which delayed completion of the audit.

PART IV-- OTHER INFORMATION

(1)      Name and telephone number of person in regard to this notification

         Steven W. Schuster, Esq.     (212) 448-1100
         ------------------------     -------
                  (Name)             (Area Code)(Telephone Number)

(2)   Have all other periodic reports required under Section 1
         or 15(d) of the Securities Exchange Act of 1934 or Section 30 of
         the Investment Company Act of 1940 during the preceding 12 months
         (or for such shorter) period that the registrant was
         required to file such reports) been filed?  If answer no,
          identify report(s).                X      Yes                     No
                           ----------- ---------------


(3)   Is it anticipated that any significant change in results
         of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
         subject report or por       x        Yes         No
         ------

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  See Exhibit A


                    DIGITAL CREATIVE DEVELOPMENT CORPORATION
                    ----------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date SEPTEMBER 28, 2000 By /s/ William Saculla, President William Saculla, President INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
                            -----------------------
   Intentional misstatements or omissions of fact constitute Federal Criminal
    Violations (See 18 U.S.C. 1001).



                                                GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.    One signed original and four conformed copies of this
         form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

 3. A manually signed copy of the form and amendments theret shall be filed with each national securities exchanged on which any class of securities of the registrant is registered.

 4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

 5.    Electronic Filers.    This form shall not be used by
       electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13-(b) of Regulation S-T.


                                                         o